SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )*

                                RemedyTemp, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75949108
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Koosharem Corporation
                           Stephen M. Biersmith, Esq.
                       Vice President and General Counsel
                                3820 State Street
                             Santa Barbara, CA 93105
                            Telephone: (501) 905-8000
      ---------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 10, 2006
    -------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                         (Continued on following pages)

                                 (Page 1 of 14)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75949108                       13D                  Paqe 2 of 14 Pages

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Koosharem Corporation
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                   (b) [x]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                        [_]
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          California
------------------- --------- --------------------------------------------------
                    7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON WITH SOLE VOTING POWER
    NUMBER OF
     SHARES                   3,300
  BENEFICIALLY      --------- --------------------------------------------------
    OWNED BY        8.        SHARED VOTING POWER
      EACH
    REPORTING                 2,389,933*
     PERSON         --------- --------------------------------------------------
      WITH          9.        SOLE DISPOSITIVE POWER

                              None
                    --------- --------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER

                              3,300
------------------- ------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,389,933*
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                       [_]
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.37%*
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

---------------------------
*     See discussion in Items 4 and 5 of this Schedule 13D.

CUSIP No. 75949108                       13D                  Paqe 3 of 14 Pages

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RT Acquisition Corp.
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                   (b) [x]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                        [_]
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- --------- --------------------------------------------------
                    7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON WITH SOLE VOTING POWER
    NUMBER OF
     SHARES                   None
  BENEFICIALLY      --------- --------------------------------------------------
    OWNED BY        8.        SHARED VOTING POWER
      EACH
    REPORTING                 2,386,633*
     PERSON         --------- --------------------------------------------------
      WITH          9.        SOLE DISPOSITIVE POWER

                              None
                    --------- --------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER

                              None
------------------- ------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,386,633*
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                       [_]
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.34%*
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

---------------------------
*     See discussion in Items 4 and 5 of this Schedule 13D.

CUSIP No. 75949108                       13D                  Paqe 4 of 14 Pages

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Sorensen Trust
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                   (b) [x]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                        [_]
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          California
------------------- --------- --------------------------------------------------
                    7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON WITH SOLE VOTING POWER
    NUMBER OF
     SHARES                   None
  BENEFICIALLY      --------- --------------------------------------------------
    OWNED BY        8.        SHARED VOTING POWER
      EACH
    REPORTING                 2,389,933*
     PERSON         --------- --------------------------------------------------
      WITH          9.        SOLE DISPOSITIVE POWER

                              None
                    --------- --------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER

                              3,300
------------------- ------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,389,933*
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                       [_]
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.37%*
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

---------------------------
*     See discussion in Items 4 and 5 of this Schedule 13D.

CUSIP No. 75949108                       13D                  Paqe 5 of 14 Pages

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          D. Stephen Sorensen
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                   (b) [x]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                        [_]
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          California
------------------- --------- --------------------------------------------------
                    7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON WITH SOLE VOTING POWER
    NUMBER OF
     SHARES                   None
  BENEFICIALLY      --------- --------------------------------------------------
    OWNED BY        8.        SHARED VOTING POWER
      EACH
    REPORTING                 2,389,933*
     PERSON         --------- --------------------------------------------------
      WITH          9.        SOLE DISPOSITIVE POWER

                              None
                    --------- --------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER

                              3,300
------------------- ------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,389,933*
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                       [_]
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.37%*
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

---------------------------
*     See discussion in Items 4 and 5 of this Schedule 13D.

CUSIP No. 75949108                       13D                  Paqe 6 of 14 Pages

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Shannon P. Sorensen
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                   (b) [x]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                        [_]
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          California
------------------- --------- --------------------------------------------------
                    7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON WITH SOLE VOTING POWER
    NUMBER OF
     SHARES                   None
  BENEFICIALLY      --------- --------------------------------------------------
    OWNED BY        8.        SHARED VOTING POWER
      EACH
    REPORTING                 2,389,933*
     PERSON         --------- --------------------------------------------------
      WITH          9.        SOLE DISPOSITIVE POWER

                              None
                    --------- --------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER

                              3,300
------------------- ------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,389,933*
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                       [_]
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.37%*
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

---------------------------
*     See discussion in Items 4 and 5 of this Schedule 13D.

CUSIP No. 75949108                       13D                  Paqe 7 of 14 Pages


The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.   Security and Issuer.

                  This Statement on Schedule 13D (this "Statement") relates to the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of RemedyTemp, Inc., a California corporation ("Remedy"). The principal executive offices of Remedy are located at 101 Enterprise Aliso Viejo, California 92656.

Item 2.   Identity and Background.

                  (a) - (c) This Statement is filed by Koosharem Corporation, a California corporation ("Parent"), RT Acquisition Corp., a newly formed Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), The Sorensen Trust (the "Sorensen Trust"), D. Stephen Sorensen ("Mr. Sorensen") and Shannon
P. Sorensen ("Mrs. Sorensen" and, together with Parent, Merger Sub, the Sorensen Trust and Mr. Sorensen, the "Reporting Persons", and each a "Reporting Person"). The principal business address of each of the Reporting Persons is 3280 State Street, Santa Barbara, California 93105. Parent provides temporary personnel services to a wide variety of companies, including manufacturing, industrial, clerical, accounting, technical, and professional services through a network of fifty offices nationwide. Merger Sub is a newly formed subsidiary of Parent organized to merge with and into Remedy pursuant to the terms of the Agreement and Plan of Merger, dated as of May 10, 2006, among Parent, Merger Sub and Remedy (the "Merger Agreement"). The Sorensen Trust is a California trust which holds 100% of the issued and outstanding equity interests in Parent. Mr. and Mrs. Sorensen are the settlors and sole trustees of the Sorensen Trust and directors of Parent.

                  The (i) name, (ii) business address, (iii) present principal occupation or employment, (iv) name, principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship of each director and executive officer of Parent and Merger Sub are set forth on Schedule I hereto and incorporated herein by reference.

                  (d) - (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any of the individuals referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

                  (f) Mr. and Mrs. Sorensen are each citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

                  Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into

CUSIP No. 75949108                       13D                  Paqe 8 of 14 Pages


Remedy, with Remedy continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger"). Holders of Remedy Common Stock (as defined below) will receive $17.00 per share in cash in the Merger. The source of the Merger consideration will be (i) the proceeds from a new senior secured first lien term loan facility and a new senior secured first lien revolving credit facility and, if applicable, a senior secured second lien term loan facility, to be entered into at the closing of the Merger by Parent and Goldman Sachs Credit Partners L.P. and Bank of the West and (ii) unrestricted cash on hand at Remedy.

                  As a condition of Parent and Merger Sub entering into the Merger Agreement, and in consideration thereof, certain shareholders of Remedy (collectively, the "Shareholders") entered into voting agreements, dated as of May 10, 2006, with Parent and Merger Sub (the "Voting Agreements"). Pursuant to the Voting Agreements, each of the Shareholders agreed to vote in favor of the Merger and against any competing proposal. Parent and Merger Sub did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements.

                  The Merger is subject to the approval of Remedy shareholders, the expiration or earlier termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and consummation of the financing for the Merger, as well as other customary closing conditions. Copies of the Merger Agreement and the Voting Agreements are filed as Exhibits 99.1, 99.2,
99.3 and 99.4, respectively, and are incorporated herein by reference.
Item 4.   Purpose of Transaction.

                  This Statement on Schedule 13D has been filed in connection with the execution of the Voting Agreements by Parent, Merger Sub and the Shareholders, which the Shareholders entered into as an inducement for, and in consideration of, Parent and Merger Sub entering into the Merger Agreement. The Shareholders collectively own an aggregate of 1,588,445 shares of Class A Common Stock and 798,188 shares of Class B Common Stock, par value $.01 per share, of Remedy ("Class B Common Stock" and together with Class A Common Stock, the "Common Stock"). The Class B Common Stock will vote together with the Class A Common Stock in connection with the approval of the Merger, with the holders of Class B Common Stock being entitled to exercise one vote per share of Class B Common Stock held. Pursuant to the Voting Agreements, the Shareholders, which collectively beneficially own 2,386,633 shares of Common Stock, representing approximately 24.34%(1) of the shares of Class A Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(2) promulgated under the Securities Exchange Act of 1934, as amended and approximately 24.34% of the total voting power of Remedy, have agreed to vote (or cause to be voted) their shares of Class A Common Stock (i) in favor of the approval of the Merger and the approval and adoption of the Merger Agreement and (ii) except with the written consent of Parent and Merger Sub, against certain alternative acquisition proposals that may be submitted to a vote of the shareholders of Remedy regarding an acquisition. In addition, the Shareholders are prohibited from selling, transferring, converting or otherwise disposing of the shares subject to the

-----------------------
(1) The share ownership percentages described in this Schedule are based on 9,805,989 shares of Common Stock outstanding as of May 10, 2006.

(2) Pursuant to their terms, all of the outstanding shares of Class B Common Stock will automatically convert into shares of Class A Common Stock within 60 days of the date hereof and, accordingly, such shares are included in the number of shares of Class A Common Stock beneficially owned by the Shareholders pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP No. 75949108                       13D                  Paqe 9 of 14 Pages


Voting Agreements to the extent that any such sale, transfer, conversion or disposition would result in the Shareholders' inability to vote such shares as required pursuant to the terms of the Voting Agreements.

                  The purpose of each of the Voting Agreements is to facilitate shareholder approval of the Merger by Remedy's shareholders and to enable Parent, Merger Sub and Remedy to consummate the transactions contemplated by the Merger Agreement as expeditiously as possible.

                  Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Remedy immediately prior to the effective time of the Merger will be the initial officers of the surviving corporation, until their respective successors are duly appointed.

                  At the effective time of the Merger, the articles of incorporation of Remedy will be amended as provided in the Merger Agreement, and as so amended will be the articles of incorporation of the surviving corporation, until thereafter amended in accordance with such articles of incorporation and the General Corporation Law of the State of California (the "CGCL") or therein.

                  At the effective time of the Merger, the by-laws of Remedy will be amended and restated in their entirety as provided in the Merger Agreement, and as so amended and restated, will be the by-laws of the surviving corporation, until thereafter amended in accordance with the articles of incorporation of the surviving corporation, such bylaws and the CGCL.

                  Except as set forth in this Item 4, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the individuals referred to in Schedule I, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

                  The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.   Interest in Securities of the Issuer.

                  (a) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, the Reporting Persons may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 2,389,933 shares of Class A Common Stock, which represents approximately 24.37% of the shares of Class A Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

                  (b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, the Reporting Persons may be deemed to have shared power

CUSIP No. 75949108                       13D                 Paqe 10 of 14 Pages


to vote or direct the vote of 2,389,933 shares of Class A Common Stock, which represents approximately 24.37% of the shares of Class A Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

                  The Reporting Persons (other than with respect to the 3,300 shares of Class A Common Stock owned directly by Parent) are not entitled to any rights of a shareholder of Remedy. Other than with respect to the 3,300 shares of Class A Common Stock owned directly by Parent, as to which Parent, the Sorensen Trust and Mr. and Mrs. Sorensen have shared dispositive power, none of the Reporting Persons has (i) sole power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Class A Common Stock. Each of the Reporting Persons expressly disclaims any beneficial ownership of any of the Common Stock under the Voting Agreements. Other than as set forth above, neither any Reporting Person nor any subsidiary of any Reporting Person, nor, to the knowledge of any Reporting Person, any of the individuals referred to in Schedule I, beneficially owns any Class A Common Stock as to which it has the sole or shared power to vote or to direct the vote or has the sole or shared power to dispose or to direct the disposition of such shares.

                  (c) Except as set forth or incorporated herein, neither any Reporting Person nor, to the knowledge of any Reporting Person, any of the individuals referred to in Schedule I, has effected any transaction in Class A Common Stock during the past 60 days.

                  (d) Not applicable

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Other than the Merger Agreement and the Voting Agreements, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and Schedule I and between such persons and any other person with respect to the securities of Remedy, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits.

         99.1. Agreement and Plan of Merger, dated May 10, 2006, among Koosharem Corporation, a California corporation, RT Acquisition Corp., a Delaware corporation and Remedy Temp, Inc., a California corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Remedy Temp, Inc., on May 11, 2006).

         99.2. Voting Agreement, dated May 10, 2006, between Koosharem Corporation, a California Corporation, RT Acquisition Corp., a Delaware corporation, and the Shareholders listed therein.

         99.3 Voting Agreement, dated May 10, 2006, between Koosharem Corporation, a California Corporation, RT Acquisition Corp., a Delaware corporation, and the Shareholders listed therein.

CUSIP No. 75949108                       13D                 Paqe 11 of 14 Pages


         99.4 Voting Agreement, dated May 10, 2006, between Koosharem Corporation, a California Corporation, RT Acquisition Corp., a Delaware corporation, and Greg Palmer.

         99.5 Joint Filing Agreement, dated May 19, 2006, by and among Koosharem Corporation, a California corporation, RT Acquisition Corp., a Delaware corporation, The Sorensen Trust,
                  D. Stephen Sorensen and Shannon P. Sorensen.

CUSIP No. 75949108                       13D                 Paqe 12 of 14 Pages


                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 19, 2006


                                          KOOSHAREM CORPORATION


                                          By: /s/ Jeff R. Mitchell
                                              --------------------------------
                                              Jeff R. Mitchell
                                              Chief Financial Officer


                                          RT ACQUISITION CORP.


                                          By: /s/ Jeff R. Mitchell
                                              --------------------------------
                                              Jeff R. Mitchell
                                              Chief Financial Officer


                                          The Sorensen Trust


                                          By: /s/ D. Stephen Sorensen
                                              --------------------------------
                                              /s/ Shannon P. Sorensen
                                              --------------------------------
                                              D. Stephen Sorensen & Shannon P.
                                              Sorensen, Trustees


                                          /s/ D. Stephen Sorensen
                                          ------------------------------------
                                          D. Stephen Sorensen


                                          /s/ Shannon P. Sorensen
                                          ------------------------------------
                                          Shannon P. Sorensen

CUSIP No. 75949108                       13D                 Paqe 13 of 14 Pages


                                                                      SCHEDULE I
                                                                      ----------

                  Set forth below is a list of each executive officer and director of Koosharem Corporation and RT Acquisition Corp. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States.


Directors of Koosharem Corporation
----------------------------------
------------------------------ ------------------------------------- ----------------------------------------
  Name and Business Address        Present Principal Occupation        Name and Address of Corporation or
                                 (principal business of employer)     Other Organization (if different from
                                                                          address provided in Column 1)
------------------------------ ------------------------------------- ----------------------------------------
     D. Stephen Sorensen          President and Chief Executive
    Koosharem Corporation        Officer of Koosharem Corporation
      3820 State Street
   Santa Barbara, CA 93105
------------------------------ ------------------------------------- ----------------------------------------
     Shannon P. Sorensen         Member of the Board of Directors
                                     of Koosharem Corporation
------------------------------ ------------------------------------- ----------------------------------------


Executive Officers of Koosharem Corporation(3)
-------------------------------------------
------------------------------------------------ -------------------------------------------
                     Name                               Present Principal Occupation
------------------------------------------------ -------------------------------------------
              D. Stephen Sorensen                  President and Chief Executive Officer
------------------------------------------------ -------------------------------------------
                 Paul Sorensen                            Regional Vice President
------------------------------------------------ -------------------------------------------
             Stephen M. Biersmith                    Vice President and General Counsel
------------------------------------------------ -------------------------------------------
                 Jeff Mitchell                            Chief Financial Officer
------------------------------------------------ -------------------------------------------
                Laurie Maxwell                             Director of Operations
------------------------------------------------ -------------------------------------------
                  Rich Hulme                             Vice President of Finance
------------------------------------------------ -------------------------------------------


Directors and Officers of RT Acquisition Corp.(4)
----------------------------------------------
------------------------------------------------ -------------------------------------------
                     Name                                   Principal Occupation
------------------------------------------------ -------------------------------------------
              D. Stephen Sorensen                  President and Chief Executive Officer of
                                                           Koosharem Corporation
------------------------------------------------ -------------------------------------------
                 Paul Sorensen                      Regional Vice President of Koosharem
                                                                Corporation
------------------------------------------------ -------------------------------------------
             Stephen M. Biersmith                    Vice President and General Counsel
------------------------------------------------ -------------------------------------------
                Jeff Mitchell                              Chief Financial Officer
------------------------------------------------ -------------------------------------------

-----------------------------

(3) Each executive officer's present principal occupation is with Koosharem Corporation. The business address of each executive officer is Koosharem Corporation, 3820 State Street, Santa Barbara, CA 93105.

(4) The present principal occupation of each director and executive officer of RT Acquisition Corp. is with Koosharem Corporation. See table of executive officers of Koosharem Corporation above. The business address of each director and executive officer of RT Acquisition Corp. is RT Acquisition Corp., 3820 State Street, Santa Barbara, CA 93105.

CUSIP No. 75949108                       13D                 Paqe 14 of 14 Pages



                                INDEX TO EXHIBITS

Exhibit
Number        Document
-------       --------

  99.1. Agreement and Plan of Merger, dated May 10, 2006, among Koosharem Corporation, a California corporation, RT Acquisition Corp., a Delaware corporation and Remedy Temp, Inc., a California corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Remedy Temp, Inc., on May 11, 2006).

  99.2. Voting Agreement, dated May 10, 2006, between Koosharem Corporation, a California corporation, RT Acquisition Corp., a Delaware corporation, and the Shareholders listed therein.

  99.3. Voting Agreement, dated May 10, 2006, between Koosharem Corporation, a California corporation, RT Acquisition Corp., a Delaware corporation, and the Shareholders listed therein.

  99.4. Voting Agreement, dated May 10, 2006, between Koosharem Corporation, a California corporation, RT Acquisition Corp., a Delaware corporation, and Greg Palmer.

  99.5 Joint Filing Agreement, dated May 19, 2006, by and among Koosharem Corporation, a California corporation, RT Acquisition Corp., a Delaware corporation, The Sorensen Trust, D. Stephen Sorensen and Shannon P. Sorensen.